April 7, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:        Suzanne Hayes

RE:        Akcea Therapeutics, Inc.

Registration Statement on Form S-1

Filed March 27, 2017

File No. 333-216949

Ladies and Gentlemen:

Akcea Therapeutics, Inc. (the “Company”) is submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2017 regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on March 27, 2017.  The Company is also filing Amendment No. 1 to the Registration Statement on the date hereof (the “Amended Registration Statement”).  We are sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the comments received from the Staff, which for your convenience we have incorporated into this response letter in italics.  Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Prospectus Summary

Overview, page 1

1.              We refer to your statements throughout your registration statement that you plan to co-commercialize in selected markets any licensed drug commercialized by Novartis. Please clarify that the terms and conditions of your co-commercialization are to be negotiated with Novartis in the future.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 7, 17, 66, 84, 88, 91, 113, 115, 116 and 121 of the Amended Registration Statement.

Clinical Pipeline, page 3

2.              We acknowledge your revised disclosures in response to comment 2. Please further revise to delete the redundant disclosures regarding this collaboration, including the references to the license fees payable to you if Novartis exercises its options.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, 87, 107 and 115 of the Amended Registration Statement.

Concurrent Private Placement, page 8

3.              We note your response to comment 9 and your disclosure that you anticipate the conditions will be satisfied and no additional disclosure will be warranted but that you will provide revised disclosure prior to pricing if the conditions are not met. Please revise the references to the concurrent private placement to clarify that it is conditional and discuss the consequences if the conditions are not met in “Use of Proceeds” and “Dilution.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that (i) the Company currently anticipates that the conditions precedent to Novartis making the investment in Akcea rather than Ionis (the “Akcea Investment Conditions”) will be satisfied and (ii) the Company does not presently intend to proceed with the offering if the Akcea Investment Conditions are not satisfied. Accordingly, the Company respectfully submits that disclosure of the conditional nature of the Novartis investment in Akcea and the consequence of the Akcea Investment Conditions not being met are not material to investors and that any such disclosure may be confusing to investors in light of the foregoing facts. Further, the Company advises the Staff that if, in the future, the Company believes that the Akcea Investment Conditions will not be satisfied and the Company nevertheless intends to proceed with the offering, the Company will provide revised disclosure to investors by means of a pre-effective amendment to the Company’s registration statement.

Risk Associated with Our Business, page 10

4.              We refer to your revised disclosure that three of the patients in the Phase 3 program for volanesorsen experienced serious platelet events. Please also clarify here, and in the risk factors section, that five patients in the APPROACH study discontinued participation due to platelet count declines.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 20, 21 and 25 of the Amended Registration Statement.

Compass Study, page 104

5.              We note your response to comment 13. However, it is not clear whether the results for the subset of FCS patients are statistically significant. Please clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amended Registration Statement.

Notes to the Consolidated Financial Statements

7.  Subsequent Events, page F-32

6.              You state that Novartis purchased $100 million of Ionis’ common stock at a premium and that you may record revenue relating to this transaction over the period of performance and may record the full amount of the offsetting expense associated with the premium in 2017. Please address the following:

•                  Why the premium recorded is not recorded in the financial statements of Ionis;

•                  What the nature of the offsetting expense is and the basis for the accounting treatment.

Response:  The Company respectfully acknowledges the Staff’s comment and believes that it would be helpful to provide the Staff with the context of the Novartis transaction and the roadmap of the items the Company considered in evaluating the accounting treatment of this transaction. The Company further advises the Staff that the Company’s transaction with Novartis occurred subsequent to December 31, 2016 and that the Company currently anticipates requesting effectiveness of the registration statement prior to such time as disclosure of the Company’s financial information as of and for the three months ended March 31, 2017 will be (or is required to be) included in such registration statement.

Accounting considerations related to the premium on Ionis’ common stock

In January 2017, the Company entered into a Strategic Collaboration, Option and License Agreement (“Collaboration Agreement”) with Novartis Pharma AG (“Novartis”) to develop and commercialize AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx.  While negotiating the Collaboration Agreement, the Company and Ionis Pharmaceuticals, Inc. (“Ionis”) also negotiated a stock purchase agreement (“SPA”) with Novartis and executed the SPA simultaneously with the Collaboration Agreement.

Below are the key considerations the Company used in its evaluation of the accounting treatment for the premium on Ionis’ common stock:

•                  Since the Company entered into the Collaboration Agreement and the SPA simultaneously, the Company evaluated whether to treat the agreements separately or as a single arrangement. The Company considered that the agreements were negotiated concurrently and in contemplation of one another.  Additionally, the same individuals from the Company, Ionis and Novartis were involved in the negotiation of both agreements.  Based on the facts and circumstances, The Company concluded that it would treat both agreements as a single arrangement and evaluated the provisions of the agreements on a combined basis, in accordance with ASC 605-25-25-3.

•                  Under the Collaboration Agreement, the Company received a $75 million upfront payment from Novartis and is responsible for completing a Phase 2 dose ranging study and conducting an end-of-Phase 2 meeting with the FDA for each of the drugs listed above.  Ionis is not a party to the Collaboration Agreement and as such does not have any obligations under the Collaboration Agreement.  If Novartis exercises an option for one of these drugs, Novartis will be responsible for all further global development, regulatory and commercialization activities for such drug.

•                  Under the SPA, Novartis purchased 1,631,435 shares of Ionis’ common stock for $100 million, which represented a premium over the fair value of the Ionis common stock.  Additionally, the SPA requires Novartis to purchase $50 million of the Company’s common stock in a separate private placement concurrent with the completion of this offering at a price per share equal to the initial public offering price of this offering or if the Company does not complete an initial public offering by April 2018, Novartis agrees to purchase an additional $50 million of Ionis’ common stock at a premium to the fair market value on that date.

•                  As the Company determined that the Collaboration Agreement and the SPA should be evaluated as a single arrangement, the Company then needed to determine what elements it is required to deliver to Novartis and the consideration attributable to each of those elements.  The Company determined that the most significant elements that will be delivered to Novartis are Ionis’ common stock and the services the Company will provide under the Collaboration Agreement. The Company is continuing to evaluate if there are other elements that could require accounting recognition.  Any further elements that the Company may identify would only be provided by the Company as Ionis is only obligated to issue common stock because Ionis is not a party to the Collaboration Agreement.

•                  The Company then evaluated how the total arrangement consideration should be allocated. The total arrangement consideration includes, at a minimum, the $100 million Novartis paid to Ionis for its common stock and the $75 million Novartis paid to the Company under the Collaboration Agreement.  The Company is continuing to evaluate this arrangement to determine if there are other amounts that it should include in the total arrangement consideration. In accordance with ASC 605-25-30-4, the Company believes that the consideration allocated to Ionis’ common stock should be its fair value.  Accordingly, the Company will allocate all other arrangement consideration (including the premium paid to Ionis) to the other elements including the services to be provided by the Company.

Akcea Stand-Alone Financial Statements

Therefore, for the purposes of the stand-alone financial statements of the Company, it determined that the total consideration for the services elements provided by the Company includes the $75 million upfront payment and the amount of the premium Novartis paid for Ionis’ common stock and any other amounts the Company may identify.  In other words, the Company will record the amount of the premium paid to Ionis in its stand-alone financial statements.

Ionis Consolidated Financial Statements

Given the Company is currently a wholly-owned subsidiary of Ionis, Ionis will reflect all consideration and all elements of the Collaboration Agreement and the SPA in its consolidated financial statements, including the Ionis common stock that it issued to Novartis.  Ionis will record the common stock at fair value and the remainder will be attributable to other elements within the Collaboration Agreement.

Nature of the offsetting expense and basis for accounting treatment

Because of the accounting described above, the Company will record revenue that is greater than the cash that it received from Novartis.  In evaluating how to account for the difference between the revenue the Company will recognize and the cash it received, it considered the following:

•                  In December 2015, the Company entered into the Development, Commercialization and License Agreement (the “License Agreement”) with Ionis.  Under the License Agreement, the Company is obligated to pay Ionis a fee of 50 percent of any sublicense revenue it earns from third parties.  In addition, the Company reimburses Ionis for internal and external development costs incurred by Ionis under the License Agreement.

•                  The Company has also entered into the Services Agreement, under which it compensates Ionis for its services and support directly incurred on behalf of the Company.

•                  The Company will account for sublicense fees to Ionis under the License Agreement as expense consistent with fees paid to Ionis for development costs under the License Agreement and other development support services provided under the Services Agreement as disclosed in Note 3 of the Company’s financial statements.

•                  In the first quarter of 2017, in lieu of the 50 percent sublicense fee payable under the License Agreement, Ionis agreed to accept $15 million from the Company along with the consideration Novartis paid Ionis in excess of the fair value of Ionis’ common stock.

As such, the Company will account for the $15 million cash payment from the Company to Ionis and any premium related to Ionis’ common stock as a sublicense fee to Ionis and will record an expense immediately on the Company’s financial statements as this sublicense fee relates to drugs that have not yet been approved.  Additionally, because the License Agreement and the sublicense fees the Company pays to Ionis are related party transactions, it will evaluate the disclosure requirements in ASC 850.

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Please fax any additional comment letters concerning the Amended Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Amended Registration Statement or this response letter to the undersigned at (760) 603-2732, Nicole C. Brookshire at (617) 937-2357 or Richard C. Segal at (617) 937-2332.

Sincerely,

AKCEA THERAPEUTICS, INC.

/s/ Patrick R. O’Neil

Patrick R. O’Neil
Corporate Secretary

cc:                                Paula Soteropoulos, Chief Executive Officer, Akcea Therapeutics, Inc.

Jeffrey M. Goldberg, Chief Operating Officer, Akcea Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Nicole C. Brookshire, Cooley LLP

Sean Clayton, Cooley LLP

Richard C. Segal, Cooley LLP